1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2006
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑          Form 40-F ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.
   FOR IMMEDIATE RELEASE

     Contact:
     Eva Chen / CFO
     (886)4-2534-1525ext.1528
     evachen@spil.com.tw
     Janet Chen/ Investor Relations
     (886)2-2702-8898 ext105
     janet@spiltp.com.tw
     SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 26% Revenues Growth and
EPS of NT $1.53 or EPADS of US $0.23 for 4Q 2005
Taichung, Taiwan, Feb 9, 2006 Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 4Q 2005 was NT$ 14,526 million, representing 26.0% increase QoQ and 59.6% increase compared to the same period of year 2004.
SPIL reported a net income of NT$ 3,617 million in 4Q 2005, compared with a net income of NT$ 2,131 million in 3Q 2005 and a net income of NT$ 336 million in 4Q 2004.
SPIL reported its sales revenue for the full-year period ended Dec 31, 2005 were NT$ 43,078 million, up 23.0 % compared to the same period of 2004.
For the full-year period ended Dec 31, 2005 net income was NT$ 8,236 million, compared with a net income of NT$ 4,282 million for the same period of 2004.
Unconsolidated 4Q 2005 Financial Results

•   Net revenue was NT$ 14,526 million, of which NT$ 13,265 million was from assembly business and NT$ 1,261 million was from testing business.

•   Cost of goods sold was NT$ 10,369 million, and gross profit was NT$ 4,157 million, representing a gross margin of 28.6%.

•   Operating expenses were NT$ 627 million, including selling expenses of NT$ 169 million, administrative expenses of NT$ 211 million, and R& D expenses of NT$ 247 million. Operating profit was NT$ 3,530 million, representing an operating margin of 24.3% vs 17.8% in 3Q 2005.

•   Net interest income for this quarter was NT$ 34 million.

•   Net income was NT$ 3,617 million, compared with a net income of NT$ 2,131 million in 3Q 2005.

•   Earnings per ordinary share for this quarter was NT$ 1.53, or earnings per ADS of US$ 0.23. Total weighted average outstanding shares for 4Q 2005 were 2,364,282 thousand shares.

SPIL 4Q 05	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure

•   Capital spending in 4Q 2005 totaled NT$ 2,894 million, in which NT$ 2,528 million were spent on assembly equipment, and NT$ 366 million were spent on testing equipment.

•   The depreciation expenses in 4Q 2005 were NT$ 1,558 million, in which NT$ 1,009 million were from assembly business and NT$ 549 million were from testing business.

Assembly Operation

•   BGA revenues accounted for 47% of total revenues, up from 42% in previous quarter; wafer bumping and FCBGA accounted for 12%, remaining flat from 12% in previous quarter; QFP revenues accounted for 18%, down from 21% in previous quarter; and SO revenues accounted for 7%, down from 9% in previous quarter. Testing service generated 9% of total revenues in 4Q 2005.

•   The average assembly utilization rate was 100% in 4Q 2005.

Testing Operation

•   The average testing utilization rate was 96% in 4Q 2005.

SPIL 4Q 05	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
•	cyclical nature of the semiconductor industry;
•	risks associated with global business activities;
•	non-operating losses due to poor financial performance of some of our investments;
•	our dependence on key personnel;
•	general economic and political conditions;
•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;
•	fluctuations in foreign currency exchange rates; and
•	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and twelve months ended Dec 31, 2005 reflect our gains or losses attributable to the fourth quarter and twelve months, respectively, of 2005 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the twelve months, ended Dec 31, 2005, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 4Q 05	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Dec 31, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31,2005			Dec 31,2004		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	321,259	10,569,434	16	9,327,936	16	1,241,498	13
Short-term investments				1,942,970	3	(1,942,970)	-100
Accounts receivable	289,530	9,525,549	15	5,671,913	10	3,853,636	68
Inventories	84,010	2,763,913	4	1,943,375	3	820,538	42
Other current assets	63,542	2,090,547	3	1,625,132	3	465,415	29

Total current assets	758,342	24,949,443	38	20,511,326	35	4,438,117	22

Long-term investments	296,629	9,759,084	14	9,026,352	15	732,732	8
Fixed assets	1,604,123	52,775,646	80	46,078,754	80	6,696,892	15
Less accumulated depreciation	(718,444)	(23,636,819)	-36	(19,786,283)	-34	(3,850,536)	19

Net fixed assets	885,679	29,138,827	44	26,292,471	46	2,846,356	11

Other assets	81,094	2,667,987	4	2,555,032	4	112,955	4

Total Assets	2,021,743	66,515,341	100	58,385,181	100	8,130,160	14

LIABILITIES AND SHAREHOLDERS’ EQUITY Liabilities
Accounts payable	153,086	5,036,521	8	2,041,310	4	2,995,211	147
Current portion of long-term debt	44,581	1,466,700	2	3,956,000	7	(2,489,300)	-63
Other current liabilities	129,227	4,251,575	6	2,531,753	4	1,719,822	68
Bonds payable	343,778	11,310,300	17	11,533,146	20	(222,846)	-2
Long term loans	101,316	3,333,300	5	4,798,288	8	(1,464,988)	-31
Other liabilities	7,099	233,568	1	31,641		201,927	638

Total Liabilities	779,087	25,631,964	39	24,892,138	43	739,826	3

Shareholders’ Equity
Capital stock	707,878	23,289,193	35	21,050,731	36	2,238,462	11
Capital reserve	269,377	8,862,517	13	8,305,832	14	556,685	7
Legal reserve	35,839	1,179,104	2	750,886	1	428,218	57
Special reserve	4,287	141,053				141,053
Retained earnings	251,580	8,276,986	12	4,320,831	7	3,956,155	92
Unrealized long-term investment loss	(7)	(231)				(231)
Cumulated translation adjustment	(1,517)	(49,915)		(141,053)		91,138	-65
Treasury stock	(24,782)	(815,330)	-1	(794,184)	-1	(21,146)	3

Total Shareholders’ Equity	1,242,656	40,883,377	61	33,493,043	57	7,390,334	22

Total Liabilities & Shareholders’ Equity	2,021,743	66,515,341	100	58,385,181	100	8,130,160	14

Forex ( NT$ per US$ )		32.900

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31					Sequential Comparison
		4Q 2005		4Q 2004	YOY	4Q 2005	3Q 2005	QoQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	441,532	14,526,409	100.0	9,103,256	59.6	14,526,409	11,528,913	26.0
Cost of Goods Sold	(315,187)	(10,369,639)	-71.4	(7,581,023)	36.8	(10,369,639)	(8,900,443)	16.5

Gross Profit	126,346	4,156,770	28.6	1,522,233	173.1	4,156,770	2,628,470	58.1

Operating Expenses
Selling Expenses	(5,126)	(168,634)	-1.2	(147,113)	14.6	(168,634)	(156,342)	7.9
Administrative Expenses	(6,425)	(211,395)	-1.5	(176,854)	19.5	(211,395)	(206,319)	2.5
Research and Development Expenses	(7,520)	(247,396)	-1.7	(213,846)	15.7	(247,396)	(211,739)	16.8

	(19,071)	(627,425)	-4.3	(537,813)	16.7	(627,425)	(574,400)	9.2

Operating Income	107,275	3,529,345	24.3	984,420	258.5	3,529,345	2,054,070	71.8

Non-operating Income	17,604	579,168	4.0	183,534	215.6	579,168	161,226	259.2
Non-operating Expenses	(13,155)	(432,811)	-3.0	(841,535)	-48.6	(432,811)	(88,046)	391.6

Income from Continuing Operations before Income Tax	111,723	3,675,702	25.3	326,419	1026.1	3,675,702	2,127,250	72.8
Income Tax Credit (Expenses)	(1,789)	(58,871)	-0.4	9,694	-707.3	(58,871)	3,667	-1705.4

Net Income	109,934	3,616,831	24.9	336,113	976.1	3,616,831	2,130,917	69.7

Earnings Per Common Share		NT$1.53		NT$0.15			NT$0.93

Earnings Per ADS		US$0.23		US$0.02			US$0.14

Weighted Average Number of Shares Outstanding(‘k)		2,364,282		2,216,468			2,282,423

Forex (NT$ per US$)		32.90		31.76			33.23

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the 12 Months Ended Dec 31, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2005 and 2004
	2005			2004	YOY
	USD	NTD	%	NTD	Change %
Net Sales	1,309,349	43,077,567	100.0	35,009,035	23.0
Cost of Goods Sold	(1,017,432)	(33,473,519)	-77.7	(28,556,158)	17.2

Gross Profit	291,916	9,604,048	22.3	6,452,877	48.8

Operating Expenses
Selling expenses	(18,047)	(593,734)	-1.4	(571,432)	3.9
Administrative expenses	(24,244)	(797,639)	-1.9	(697,100)	14.4
Research and development expenses	(26,071)	(857,730)	-2.0	(752,473)	14.0

	(68,362)	(2,249,103)	-5.2	(2,021,005)	11.3

Operating Income	223,555	7,354,945	17.1	4,431,872	66.0

Non-operating Income	33,681	1,108,108	2.6	892,650	24.1
Non-operating Expenses	(26,597)	(875,048)	-2.0	(1,503,060)	-41.8

Income Before Income Tax	230,638	7,588,005	17.6	3,821,462	98.6
Income Tax Credit (Expenses)	(91)	(3,007)	0.0	460,715	-100.7

Net Income from Continuing Operations	230,547	7,584,998	17.6	4,282,177	77.1
Cumulative Effect of Changes in Accounting Principle	19,772	650,508	1.5

Net Income	250,319	8,235,506	19.1	4,282,177	92.3

Earnings Per Common Share		NT$3.49		NT$1.93

Earnings Per ADS		US$0.53		US$0.30

Weighted Average Number of Shares Outstanding(‘k)		2,364,282		2,216,468

Forex (NT$ per US$)		32.90		31.76

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 12 Months Ended on Dec 31, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2005		12 months, 2004
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	250,319	8,235,506	4,282,177
Depreciation	180,083	5,924,735	5,644,822
Amortization	15,655	515,040	422,627
Long-term investment gain recognized by equity method	(31,070)	(1,022,187)	(206,512)
Cash dividends received from long-term investment under equity method	6,043	198,805	27,832
Gain on disposal of investment	(451)	(14,827)	(78,786)
Compensation interest payable on bonds payable	4,175	137,367	172,127
Foreign currency exchange loss (gain) on bonds payable	12,425	408,777	(668,742)
Change in working capital & others	(39,284)	(1,292,438)	(834,450)

Net cash flows provided from operating activities	397,896	13,090,778	8,761,095

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(242,250)	(7,970,018)	(9,423,976)
Proceeds from disposal (payment) of short-term investment	59,460	1,956,250	(1,938,000)
Payment for long-term investment	(4,774)	(157,050)	(600,753)
Proceeds from disposal of long-term investment	5,838	192,060	640,606
Payment for deferred charges/other changes	(12,235)	(402,516)	(390,818)

Net cash used in investing activities	(193,960)	(6,381,274)	(11,712,941)

Cash Flows from Financing Activities:
Repayment of long-term loan	(95,927)	(3,156,000)	(2,823,080)
Proceeds from bonds payable			6,646,000
Payment of bonds payable repurchase	(24,316)	(800,000)	(1,483,391)
Cash dividends distributed to shareholders and employees’ bonus	(53,472)	(1,759,232)	(736,712)
Remuneration of directors and supervisors’ bonus	(2,257)	(74,258)	(57,153)
Proceeds from disposing treasury stock/other charges	9,772	321,484	139,676

Net cash provided from financing activities	(166,201)	(5,468,006)	1,685,340

Net increase (decrease) in cash and cash equivalents	37,736	1,241,498	(1,266,506)

Cash and cash equivalents at beginning of period	283,524	9,327,936	10,594,442

Cash and cash equivalents at end of period	321,259	10,569,434	9,327,936

Forex (NT$ per US$)		32.90

(1)	:	All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: Feb 9, 2006	By: /s/ Eva Chen Eva Chen Chief Financial Officer